                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            Carlyle Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    143093102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Todd K. West
                               667 Madison Avenue
                            New York, New York 10021
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box [ ].

                                SCHEDULE 13D

CUSIP No. 143093102                                         Page 2 of 8 Pages


--------------------------------------------------------------------------------
         1          Name of Reporting Persons
                    S.S. or I.R.S. Identification No. of Above Persons

                    NOEL LIQUIDATING TRUST
--------------------------------------------------------------------------------
         2          Check the Appropriate Box if a Member of a Group* (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
         3          SEC Use Only

--------------------------------------------------------------------------------
         4          Source of Funds*

                    N/A
--------------------------------------------------------------------------------
         5          Check Box if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e)                           [ ]
--------------------------------------------------------------------------------
         6          Citizenship or Place of Organization

                    New York
--------------------------------------------------------------------------------
  NUMBER OF SHARES  7       Sole Voting Power
   BENEFICIALLY
  OWNED BY EACH               6,319,594
REPORTING PERSON   -------------------------------------------------------------
      WITH          8       Shared Voting Power
                            -0-

                   -------------------------------------------------------------
                    9       Sole Dispositive Power

                               6,319,594
                   -------------------------------------------------------------
                    10     Shared Dispositive Power
                           -0-


--------------------------------------------------------------------------------
        11          Aggregate Amount Beneficially Owned by Each Reporting Person

                    6,319,594
--------------------------------------------------------------------------------
        12          Check Box if the Aggregate Amount in Row (11) Excludes
                    Certain Shares*                                          [ ]

--------------------------------------------------------------------------------

        13          Percent of Class Represented by Amount in Row (11)

                    Approximately 45.1%
--------------------------------------------------------------------------------
        14          Type of Reporting Person*

                    OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 143093102                                         Page 3 of 8 Pages


--------------------------------------------------------------------------------
         1          Name of Reporting Persons
                    S.S. or I.R.S. Identification No. of Above Persons

                    HERBERT M. FRIEDMAN
--------------------------------------------------------------------------------
         2          Check the Appropriate Box if a Member of a Group* (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
         3          SEC Use Only

--------------------------------------------------------------------------------
         4          Source of Funds*

                    N/A
--------------------------------------------------------------------------------
         5          Check Box if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e)                           [ ]
--------------------------------------------------------------------------------
         6          Citizenship or Place of Organization

                    United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES  7       Sole Voting Power
   BENEFICIALLY
  OWNED BY EACH              877
REPORTING PERSON   -------------------------------------------------------------
      WITH          8       Shared Voting Power
                            6,319,594


                   -------------------------------------------------------------
                    9       Sole Dispositive Power


                               877
                   -------------------------------------------------------------
                    10     Shared Dispositive Power

                           6,319,594

--------------------------------------------------------------------------------
        11          Aggregate Amount Beneficially Owned by Each Reporting Person

                    6,320,471
--------------------------------------------------------------------------------
        12          Check Box if the Aggregate Amount in Row (11) Excludes
                    Certain Shares*                                          [ ]

--------------------------------------------------------------------------------

        13          Percent of Class Represented by Amount in Row (11)

                    Approximately 45.1%

--------------------------------------------------------------------------------
        14          Type of Reporting Person*


                    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 143093102                                         Page 4 of 8 Pages


--------------------------------------------------------------------------------
         1          Name of Reporting Persons
                    S.S. or I.R.S. Identification No. of Above Persons

                    SAMUEL F. PRYOR III
--------------------------------------------------------------------------------
         2          Check the Appropriate Box if a Member of a Group* (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
         3          SEC Use Only

--------------------------------------------------------------------------------
         4          Source of Funds*

                    N/A
--------------------------------------------------------------------------------
         5          Check Box if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e)                           [ ]
--------------------------------------------------------------------------------
         6          Citizenship or Place of Organization

                    United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES  7       Sole Voting Power
   BENEFICIALLY
  OWNED BY EACH              2,436
REPORTING PERSON   -------------------------------------------------------------
      WITH          8       Shared Voting Power
                            6,319,594

                   -------------------------------------------------------------
                    9       Sole Dispositive Power

                               2,436
                   -------------------------------------------------------------
                    10     Shared Dispositive Power

                           6,319,594
 -------------------------------------------------------------------------------
        11          Aggregate Amount Beneficially Owned by Each Reporting Person

                    6,322,030
--------------------------------------------------------------------------------
        12          Check Box if the Aggregate Amount in Row (11) Excludes
                    Certain Shares*                                          [ ]

--------------------------------------------------------------------------------

        13          Percent of Class Represented by Amount in Row (11)

                    Approximately 45.2%
--------------------------------------------------------------------------------
        14          Type of Reporting Person*

                    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

          This statement relates to the common stock, par value $0.01 per share ("Carlyle Common Stock") of Carlyle Industries, Inc. ("Carlyle"). The principal executive offices of Carlyle are located at One Palmer Terrace, Carlstadt, New Jersey 07072.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This statement is filed by the Noel Liquidating Trust (the "Trust") and by Herbert M. Friedman ("Mr. Friedman") and Samuel F. Pryor III ("Mr. Pryor"), the trustees of the Trust (the "Trustees," and together with the Trust, the "Reporting Persons").

                  (b) The business address of the Trust is 667 Madison Avenue, Suite 2500, New York, New York 10021, the business address of Mr. Friedman is c/o Hudson River Capital LLC, 667 Madison Avenue, New York, New York 10021 and the business address of Mr. Pryor is c/o Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

                  (c) The business of the Trust is to hold its assets for the benefit of the beneficiaries of the Trust in accordance with the Trust Agreement dated September 10, 1999 among Noel and the Trustees (the "Trust Agreement") and to dispose of such assets and make distributions to such beneficiaries in accordance with the Trust Agreement. Both Mr. Friedman and Mr. Pryor are attorneys at law.

                  (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) The Trust was organized under the laws of the State of New York. Both Trustees are U.S. citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Plan of Complete Liquidation and Dissolution of Noel Group, Inc. ("Noel") adopted by its Board of Directors on March 21, 1996, and approved by its shareholders on March 19, 1997 (the "Plan"), and in order to effect the distribution of Noel's interest in its remaining assets to the shareholders of Noel ("Noel Shareholders") pursuant to the Plan and to provide for the payment or other satisfaction of Noel's remaining liabilities, on September 10, 1999, Noel established the Trust and transferred all of its remaining assets and liabilities, including 6,319,594 shares of Carlyle Common Stock (the "Carlyle Shares"), to the Trust.


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



ITEM 4.  PURPOSES OF TRANSACTION.

         See Item 3 with respect to the purpose of the acquisition of the Carlyle Shares by the Trust.

         Pursuant to the Plan, the Trust serves as a temporary repository of Noel's remaining assets, including the Carlyle Shares, prior to the sale or distribution of such assets and/or the proceeds thereof, net of Noel's remaining liabilities, to Noel Shareholders in accordance with the terms of the Trust Agreement.

         Except as disclosed herein or as contemplated in the Trust
Agreement, none of the Reporting Persons has any plan or proposal that relates to or would result in:

                  (a) the acquisition by any person of additional securities of Carlyle, or the disposition of securities of Carlyle;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Carlyle or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of Carlyle or any of its subsidiaries;

                  (d) any change in the present Board of Directors or management of Carlyle;

                  (e) any material change in the present capitalization or dividend policy of Carlyle;

                  (f) any other material change in Carlyle's business or corporate structure;

                  (g) changes in Carlyle's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Carlyle by any person;

                  (h) causing a class of securities of Carlyle to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of Carlyle becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, (i) the Trust beneficially owns in the aggregate, 6,319,594 shares of Carlyle Common Stock, representing approximately 45.1% of outstanding Carlyle Common Stock, (ii) Mr. Friedman beneficially owns 877 shares of Carlyle Common Stock, representing less than 1% of outstanding Carlyle Common Stock, and (iii) Mr. Pryor beneficially owns 2,436 shares of Carlyle Common Stock, representing less than 1% of

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outstanding Carlyle Common Stock. Each of the Trustees disclaims beneficial ownership of the Carlyle Shares held by the Trust.

                  (b) The Trust has the sole power to vote or dispose with respect to the Carlyle Shares held by the Trust, and the Trustees have the shared power to vote or dispose with respect to the Carlyle Shares held by the Trust. Mr. Friedman has the sole power to vote or dispose with respect to 877 shares of Carlyle Common Stock that Mr. Friedman directly holds. Mr. Pryor has the sole power to vote or dispose with respect to 2,436 shares of Carlyle Common Stock that Mr. Pryor directly holds.

                  (c) See Item 3 with respect to the description of the acquisition of the Carlyle Shares by the Trust.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3 with respect to the purpose of the acquisition of the Carlyle Shares by the Trust.

         Pursuant to the Trust Agreement, Noel distributed 20,567,757 units representing beneficial interest in the Trust ("Units") to Noel Shareholders at the rate of one Unit for each shares of Noel Common Stock issued and outstanding as of the close of business on September 3, 1999. As a result of such distribution, Noel Shareholders became beneficiaries of the Trust in accordance with their pro rata holding of the outstanding shares of Noel Common Stock as of September 3, 1999.

         The Trust Agreement requires the Trustees to collect all proceeds, dividends, income and revenue payable in respect to Noel's remaining assets and to pay or otherwise satisfy all of Noel's remaining liabilities and all expenses incurred by the Trust. All remaining proceeds, dividends, income and revenues shall be distributed periodically to the beneficiaries of the Trust. The Trustees are authorized to reserve amounts they determine in good faith to reasonably necessary to meet expenses, liabilities and contingencies of the Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  1. Plan of Complete Liquidation and Distribution (incorporated by reference to Exhibit A to the Noel Proxy Statement for the Special Meeting of Shareholders on March 19, 1997).

                  2. Trust Agreement dated September 10, 1999 among Noel Group, Inc. and Samuel F. Pryor III and Herbert M. Friedman, as Trustees.

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



                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 21, 1999

                                           NOEL LIQUIDATING TRUST

                                           By: /s/ Samuel F. Pryor III
                                               --------------------------------
                                                Samuel F. Pryor III, as Trustee

                                           By: /s/ Herbert M. Friedman
                                               --------------------------------
                                                Herbert M. Friedman

                                           By: /s/ Samuel F. Pryor III
                                               --------------------------------
                                                Samuel F. Pryor III


                                       8